TAN RANGE EXPLORATION CORPORATION

CORPORATE OFFICE:
Suite 1730
355 Burrard Street
Vancouver, B.C., Canada
V6C 2G8
Phone:(604) 669-5598
Fax: (604) 669-8915
www.tanrange.com

EXPLORATION OFFICE:
P.O. Box 10953
Mwanza, Tanzania
Phone : 255-28-250-2343
Fax: 255-28-250-2305

04012905

February 9, 2004

Mr. Richard Cohn
Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Washington, D.C.
20549

Dear Sir:

RE: 12(g)3-2(b) File #82-3446 - Tan Range Exploration Corporation

Enclosed for your records, please find copies of our press releases dated November 28, 2003 to February 5, 2004. Also enclosed is a copy of our Notice of Annual General Meeting and Information Circular, Annual Report which includes our Audited Consolidated Financial Statements for the year ended August 31, 2003 and our Consolidated Financial Statements for the three months ended November 30, 2003.

Yours truly,

TAN RANGE EXPLORATION CORPORATION

Helen Hansen

HELEN HANSEN
:heh
Encl.
cc: Victoria Luis, Chief Financial Officer

dlw 2/19

TAN RANGE EXPLORATION CORPORATION

04 FEB 12 7:21

Tan Range Exploration Corporation
Suite 1730 – 355 Burrard Street
Vancouver, B.C. V6C 2G8

TRADE SYMBOL TSX: TNX
SEC 12(g)3-2(b) File #82-3446
Toll Free: 1-800-811-3855
Tel: (604) 669-5598
Fax: (604) 669-8915

Website: www.tanrange.com
email: investors@tanrange.com

February 05 , 2004

Tan Range Chairman Completes $1 Million Private Placement

Tan Range Exploration Corporation confirms that the $1,000,000 private placement announced on January 5, 2004 subscribed for by James E. Sinclair has now closed. As previously announced, proceeds of this placement will fund the exploration program to be carried out on the Corporation's holdings in the Lake Victoria Greenstone Belt, Tanzania.

In addition to the completion of such placement, Mr. Sinclair is also proceeding with the twelfth tranche of the private placement announced on March 7, 2003 whereby Mr. Sinclair had agreed to purchase common shares of the Corporation over a two-year period representing a value between $1,500,000 and $3,000,000. Such shares are to be purchased in 24 separate tranches, each tranche having a minimum subscription price of $62,500 and, at the sole option of the purchaser, each tranche may be increased to a maximum of $125,000.

The 12th tranche of such placement consists of 82,508 common shares of the Corporation having a purchase price of $1.515 per share for proceeds totaling $125,000. The purchase price reflects the weighted average trading price of the Corporation's shares for the five consecutive trading days ended January 30, 2004.

Inclusive of the proceeds of the twelfth tranche and the just completed $1,000,000 placement, Mr. Sinclair's total share placements to date aggregate $2,450,000. Mr. Sinclair's investment reflects his confidence in and commitment to Tan Range's endeavours.

The private placement common shares are subject to certain mandated hold periods and resale restrictions and the certificates representing such shares are legended accordingly. No warrants, options or other rights have been issued or granted in connection with this placement.

Each tranche is subject to approval by the Toronto Stock Exchange.

On behalf of the Board of Directors

"James E. Sinclair"
James E. Sinclair
Chairman and Chief Executive Officer

For further information, please contact Investor Relations at 1-800-811-3855
Visit the Tan Range website: www.tanrange.com

04 FEB 10 7:21

TAN RANGE EXPLORATION CORPORATION

Tan Range Exploration Corporation
Suite 1730 - 355 Burrard Street
Vancouver, B.C. V6C 2G8

TRADE SYMBOL TSX: TNX
SEC 12(g)3-2(b) File #82-3446
Toll Free: 1-800-811-3855
Tel: (604) 669-5598
Fax: (604) 669-8915

Website: www.tanrange.com
email: investors@tanrange.com

News Release - January 22, 2004

ELEVENTH TRANCHE OF PRIVATE PLACEMENT BY TAN RANGE CHAIRMAN CLOSES

The Company confirms that the eleventh tranche of the private placement by James E. Sinclair, the Company's Chairman and CEO, announced on January 2, 2004 has now closed.

The placement common shares are subject to certain mandated hold periods and resale restrictions and the certificates representing such shares are legended accordingly.

No warrants, options or other rights have been issued or granted in connection with this placement.

On behalf of the Board of Directors

"James Sinclair"
James E. Sinclair
Chairman and Chief Executive Officer

For further information, please contact Investor Relations at 1-800-811-3855
Visit the Tan Range website: www.tanrange.com

TAN RANGE EXPLORATION CORPORATION

Tan Range Exploration Corporation
Suite 1730 - 355 Burrard Street
Vancouver, B.C. V6C 2G8

TRADE SYMBOL TSX: TNX
SEC 12(g)3-2(b) File #82-3446
Toll Free: 1-800-811-3855
Tel: (604) 669-5598
Fax: (604) 669-8915

Website: www.tanrange.com
email: investors@tanrange.com

News Release - January 5, 2004

TAN RANGE CHAIRMAN TO PROVIDE $1 MILLION PRIVATE PLACEMENT

Tan Range Exploration Corporation announces that Mr. James E. Sinclair has agreed to provide $1 million private placement with proceeds to be used towards the cost of a major exploration program on the Company's extensive holdings in the Lake Victoria Greenstone Belt of Tanzania.

The exploration program will begin in the first quarter of 2004 and will include gravity surveys and RAB "(Rotary Air Blast) drilling on prioritized gold and diamond exploration targets.

James E. Sinclair, the Company's Chairman, describes the upcoming program as "one of the most aggressive in the Company's history." In addition, he emphasizes that his latest investment reflects "my confidence in our newly formed technical committee and its chairman, Marek Kreczmer, all of whom have been working diligently to optimize our assets in this prolific greenstone belt."

"In the past year, we have been carefully laying the groundwork for this program with the expectation that gold prices would be substantially higher which in fact has happened. Now we are in a position to utilize the exploration talent in the Company to exploit the mineral potential on our holdings during a period of rising prices for gold and other mineral commodities."

Mr. Sinclair has agreed to fund the exploration program through the purchase of common shares of the Company representing a value of $1,000,000. The private placement consists of 622,278 common shares having a purchase price of $1.607 per share for proceeds totaling $1,000,000.

The price reflects the weighted average trading price of the Company's shares for the five consecutive trading days ended December 31, 2003.

The placement common shares are subject to certain mandated hold periods and resale restrictions and the certificates representing such shares are legended accordingly. No warrants, options or other rights have been issued or granted in connection with this placement.

The private placement is subject to approval by the Toronto Stock Exchange.

On behalf of the Board of Directors
"James Sinclair"
James E. Sinclair
Chairman and Chief Executive Officer

For further information, please contact Investor Relations at 1-800-811-3855
Visit the Tan Range website: www.tanrange.com

Tan Range Exploration Corporation
Suite 1730 - 355 Burrard Street
Vancouver, B.C. V6C 2G8

TRADE SYMBOL TSX: TNX
SEC 12(g)3-2(b) File #82-3446
Toll Free: 1-800-811-3855
Tel: (604) 669-5598
Fax: (604) 669-8915

Website: www.tanrange.com
email: investors@tanrange.com

04 FEB 10 7:21

January 2, 2004

Tan Range Chairman Proceeds with Eleventh Tranche of Private Placement

Tan Range Exploration Corporation advises that Mr. James E. Sinclair is proceeding with the eleventh tranche of the private placement announced on March 7, 2003.

The eleventh tranche consists of 77,785 common shares having a purchase price of $1.607 per share for proceeds totaling $125,000.00. The price reflects the weighted average trading price of the Company's shares for the five consecutive trading days ended December 31, 2003.

With this latest private placement, Mr. Sinclair's aggregate share purchases over eleven consecutive months represents a value of $1,325,000.

The placement common shares are subject to certain mandated hold periods and resale restrictions and the certificates representing such shares are legended accordingly. No warrants, options or other rights have been issued or granted in connection with this placement.

Mr. Sinclair has agreed to purchase common shares of the Company over a two-year period representing a value between $1,500,000 and $3,000,000. These shares will be purchased in 24 separate tranches, each having a minimum subscription price of $62,500. At the sole option of the purchaser, each tranche may be increased to a maximum of $125,000.

Each tranche is subject to approval by the Toronto Stock Exchange.

On behalf of the Board of Directors

"James Sinclair"
James E. Sinclair
Chairman and Chief Executive Officer

For further information, please contact Investor Relations at 1-800-811-3855
Visit the Tan Range website: www.tanrange.com

Tan Range Exploration Corporation
Suite 1730 - 355 Burrard Street
Vancouver, B.C. V6C 2G8

TRADE SYMBOL TSX: TNX
SEC 12(g)3-2(b) File #82-3446
Toll Free: 1-800-811-3855
Tel: (604) 669-5598
Fax: (604) 669-8915

Website: www.tanrange.com **email: investors@tanrange.com**

News Release - December 22, 2003

TENTH TRANCHE OF PRIVATE PLACEMENT BY TAN RANGE CHAIRMAN CLOSES

The Company confirms that the tenth tranche of the private placement by James E. Sinclair, the Company's Chairman and CEO, announced on December 5, 2003 has now closed.

The placement common shares are subject to certain mandated hold periods and resale restrictions and the certificates representing such shares are legended accordingly.

No warrants, options or other rights have been issued or granted in connection with this placement.

On behalf of the Board of Directors

Marek J. Kreczmer
President

For further information, please contact Investor Relations at 1-800-811-3855
Visit the Tan Range website: www.tanrange.com

Tan Range Exploration Corporation
Suite 1730 - 355 Burrard Street
Vancouver, B.C. V6C 2G8

TRADE SYMBOL TSX: TNX
SEC 12(g)3-2(b) File #82-3446
Toll Free: 1-800-811-3855
Tel: (604) 669-5598
Fax: (604) 669-8915

Website: www.tanrange.com **email: investors@tanrange.com**

December 05, 2003

Tan Range Chairman Proceeds with Tenth Tranche of Private Placement

Tan Range Exploration Corporation advises that Mr. James E. Sinclair is proceeding with the tenth tranche of the private placement announced on March 7, 2003.

The tenth tranche consists of 66,525 common shares having a purchase price of $1.879 per share for proceeds totaling $125,000.00. The price reflects the weighted average trading price of the Company's shares for the five consecutive trading days ended November 28, 2003.

With this latest private placement, Mr. Sinclair's aggregate share purchases over ten consecutive months represents a value of $1.2 million.

The placement common shares are subject to certain mandated hold periods and resale restrictions and the certificates representing such shares are legended accordingly. No warrants, options or other rights have been issued or granted in connection with this placement.

Mr. Sinclair has agreed to purchase common shares of the Company over a two-year period representing a value between $1,500,000 and $3,000,000. These shares will be purchased in 24 separate tranches, each having a minimum subscription price of $62,500. At the sole option of the purchaser, each tranche may be increased to a maximum of $125,000.

Each tranche is subject to approval by the Toronto Stock Exchange.

On behalf of the Board of Directors

"James Sinclair"
James E. Sinclair
Chairman and Chief Executive Officer

For further information, please contact Investor Relations at 1-800-811-3855
Visit the Tan Range website: www.tanrange.com

TAN RANGE EXPLORATION CORPORATION

Tan Range Exploration Corporation
Suite 1730 - 355 Burrard Street
Vancouver, B.C. V6C 2G8

TRADE SYMBOL TSX: TNX
SEC 12(g)3-2(b) File #82-3446
Toll Free: 1-800-811-3855
Tel: (604) 669-5598
Fax: (604) 669-8915

Website: www.tanrange.com
email: investors@tanrange.com

News Release - November 28, 2003

**NINTH TRANCHE OF PRIVATE PLACEMENT
BY TAN RANGE CHAIRMAN
CLOSES**

The Company confirms that the ninth tranche of the private placement by James E. Sinclair, the Company's Chairman and CEO, announced on November 5, 2003 has now closed.

The placement common shares are subject to certain mandated hold periods and resale restrictions and the certificates representing such shares are legended accordingly.

No warrants, options or other rights have been issued or granted in connection with this placement.

On behalf of the Board of Directors

"Marek Kreczmer"
Marek J. Kreczmer
President

For further information, please contact Investor Relations at 1-800-811-3855
Visit the Tan Range website: www.tanrange.com

12(g)3-2(b) File #82-3446

04 FEB ... 7:21

TAN RANGE EXPLORATION CORPORATION

TAN RANGE EXPLORATION CORPORATION

Consolidated Financial Statements
For the Three Months Ended November 30, 2003 and 2002

Unaudited
Prepared by Management
Vancouver, B.C.

Tan Range Exploration Corporation

Consolidated Balance Sheet

As at November 30, 2003 and August 31, 2003

	November 30, 2003	August 31, 2003
ASSETS		
Current Assets	$	$
Cash and Short Term Deposits	1,169,811	1,550,072
	996,130	926,192
Accounts and Other Receivables	22,309	44,288
Prepaid Expenses	43,137	31,360
	2,231,387	2,551,912
MINERAL PROPERTIES AND DEFERRED EXPLORATION AND DEVELOPMENT COSTS	18,833,790	18,672,446
Capital Assets	202,243	200,207
	$21,267,420	$21,424,565
LIABILITIES		
Current Liabilities		
Accounts Payable and Accrued Liabilities	$329,451	$459,000
Future Income taxes	647,565	647,565
SHAREHOLDERS' EQUITY		
Share Capital	40,075,271	39,423,971
Share Subscriptions Received	0	125,000
Deficit	(19,784,867)	(19,230,971)
	20,290,404	20,318,000
	$21,267,420	$21,424,565

James Sinclair ______, Director

Victoria Luis ______, Director

Unaudited – Prepared by Management

Tan Range Exploration Corporation

Consolidated Statements of Operations and Deficit

For the Three Months Ended November 30, 2003 and 2002

	November 30, 2003 $	November 30, 2002 $
EXPENSES		
Annual General Meeting	2,000	0
Depreciation	10,192	14,252
Consulting and Management Fees	44,873	47,641
Insurance	15,818	3,051
Membership, Courses & Publications	0	16,259
New Property Investigation Costs	228,289	99,082
Office and Administration	24,569	15,851
Office Rentals	39,439	38,532
Press Releases	5,932	2,840
Printing and Mailout	1,000	8,500
Professional Fees	18,621	31,500
Promotion and Shareholder Relations	1,445	23,189
Salaries and Benefits	105,102	147,696
Telephone and Fax	5,748	13,468
Transfer Agent and Listing	12,331	4,055
Travel and Accommodation	8,140	13,946
Training	0	2,231
Vehicles	0	1,363
	523,499	483,456
LESS: EXPENSE RECOVERIES	0	0
	523,499	483,456
OTHER (INCOME) EXPENSE		
(Interest Earned), Net of Expense	(234)	(7,089)
Sale of Investment (Gain) Loss	(9,015)	0
Foreign Exchange (Gain) Loss	39,646	(23,415)
	30,397	(30,504)
NET LOSS FOR THE PERIOD	553,896	452,952
DEFICIT, BEGINNING OF PERIOD	19,230,971	16,216,193
DEFICIT, END OF PERIOD	19,784,867	16,669,145
Basic and diluted loss per share	.01	.01

Unaudited – Prepared by Management

Tan Range Exploration Corporation
Consolidated Statement of Changes in Financial Position
For the Three Months Ended November 30, 2003 and 2002

	November 30, 2003 $	November 30, 2002 $
Cash provided from (used for)		
Operating activities		
Loss for the period	(553,896)	(453,721)
Items not affecting cash:		
Depreciation	10,192	14,252
Change in non-cash working capital items	(119,346)	108,234
	(663,050)	(331,235)
Investing Activities		
Mineral properties and deferred exploration	(161,344)	(390,338)
Short term investments	(69,938)	
Capital asset (additions) disposals, net	(12,229)	(1,875)
	(906,561)	(723,448)
Financing Activities		
Share capital issued	526,300	1,824,765
Due to related parties	0	0
	526,300	1,824,765
NET INCREASE (DECREASE) IN CASH	(380,261)	1,101,317
CASH BEGINNING OF PERIOD	1,550,072	2,027,272
CASH END OF PERIOD	1,169,811	3,128,589

Unaudited – Prepared by Management

Tan Range Exploration Corporation
Summary of Note Disclosure to the Consolidated Financial Statements
For the Three Months Ended November 30, 2003 and 2002
(Unaudited)

1. Nature of operations

The company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral deposits that are economically recoverable. The continued operations of the company and the recoverability of the amounts shown for mineral properties and related deferred costs are dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the company to obtain necessary financing to explore and develop, and upon future profitable production or proceeds from disposition of the mineral properties. The amounts shown as deferred expenditures and property acquisition costs represent net costs to date, less amounts recovered, amortized and/or written off, and do not necessarily represent present or future values.

2. Significant accounting policies

These interim consolidated financial statements of Tan Range Exploration Corporation (the "Company") have been prepared by management, and have not been audited or reviewed by an independent public accountant. These interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements, and accordingly, these interim consolidated financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements. These interim consolidated financial statements follow the same accounting policies and methods of application as the Company's audited annual consolidated financial statements as at and for the year ended August 31, 2003 except as described below in Note 3.

These interim consolidated financial statements include the accounts of the Company and its subsidiaries.

Tan Range Exploration Corporation

Consolidated Statement of Mineral Properties and
Deferred Exploration and Development Cost
For the Three Months Ended November 30, 2003 and
Year Ended August 31, 2003

3. Mineral properties and deferred exploration and development costs:

The continuity of expenditures on mineral properties is as follows:

	Itetemia (a)	Luhala (b)	Kigosi (c)	Lunguya (d)	Kanagele (e)	Tulawaka (f)	Ushirombo (g)	Mbogwe (h)	Biharamulu (i)	Other (j)	Total
Balance, August 31, 2002	$7,288,200	$2,498,293	$1,072,516	$2,177,768	$785,565	$1,424,545	$1,330,002	$984,190	$679,869	$311,607	$18,552,555
Exploration expenditures:											
Camp, field supplies and travel	2,512	3,747	1,223	15,687	218	42	24,275	2,770	1,659	6,172	58,305
Exploration and field overhead	(143)	33,543	6,240	182,437	52,319	185,825	66,311	36,418	17,743	149,041	729,734
Geological consulting and field wages	22	314	6,510	47,786	1,234		5,376	130	278	397	62,047
Geophysical and geochemical	13,910	2,814	3,298	80,985	8,465		24,619	16,421	1,896	34,623	187,031
Property acquisition costs		40,519	36,183		6,900				12,501	57,850	153,953
Parts and equipment				1,454			1,875			2,937	6,266
Trenching and drilling				122,563				16,393			138,956
Option payments received	(11,410)					(56,974)	(44,419)	(11,410)	(60,752)		(184,965)
Reclassifications			371,411			4,270	(371,411)			(4,270)	
	4,891	80,937	424,865	450,912	69,136	133,163	(293,374)	60,722	(26,675)	246,750	1,151,327
	7,293,091	2,579,230	1,497,381	2,628,680	854,701	1,557,708	1,036,628	1,044,912	653,194	558,357	19,703,882
Write-offs	(729,309)			(35,342)			(106,386)		(10,744)	(149,655)	(1,031,436)
Balance, August 31, 2003	6,563,782	2,579,230	1,497,381	2,593,338	854,701	1,557,708	930,242	1,044,912	642,450	408,702	18,672,446
Exploration expenditures:											
Camp, field supplies and travel				460	2,763					6,729	12,813
Exploration and field overhead	1,368	10,714			518	14,184			10,566	86,262	137,701
Geological consulting and field wages											
Geophysical and geochemical			3,863	781	3,203	406				2,021	10,717
Property Acquisition costs											
Parts and equipment										113	113
Trenching and drilling											
	1,368	10,714	3,863	1,242	6,484	14,590			10,566	95,125	161,344
	6,565,150	2,589,944	1,501,244	2,594,579	861,185	1,572,298	930,242	1,044,912	653,016	503,827	18,833,790
Write-offs											
Balance, November 30, 2003	$6,565,150	$2,589,944	$1,501,244	$2,594,579	$861,185	$1,572,298	$930,242	$1,044,912	$653,016	$503,827	$18,833,790

Tan Range Exploration Corporation

Summary of Note Disclosure to the Consolidated Financial Statements
For the Three Months Ended November 30, 2003 and 2002
(Unaudited)

4. Accounting policies

Acquisition costs and exploration and development costs relating to mineral properties are deferred until the properties are brought into production, at which time they are amortized on a unit-of-production basis, or until the properties are abandoned or sold or management determines that the mineral property is not economically viable, at which time the deferred costs are written off.

5. Share Capital

Share Capital	Number	Amount ($)
Balance at August 31, 2003	80,191,542	39,423,971
Issued for cash	145,653	250,000
Subscriptions receivable	65,445	125,000
Issued on exercise of stock options	590,000	276,300
Balance at November 30, 2003	80,992,620	40,075,271

6. Options & Warrants outstanding

Type of Security	Number of Shares	Exercise Price	Expiry Date
Options	120,000	$0.50	March 1, 2004
Options	50,000	$0.50	January 19, 2005
Options	35,000	$0.51	August 7, 2006
Options	400,000	$0.79	May 3, 2007
Options	10,000	$0.96	May 23, 2007
Options	50,000	$0.83	June 20, 2007
	665,000		

7. Stock Options

Stock Options	Number	Exercise Price
Balance at August 31, 2003	1,255,000	$0.40 to $0.96
Exercised	590,000	$0.40 to $0.51
Balance at November 30, 2003	665,000	$0.50 to $0.96

Management Discussion and Analysis

Discussion of Business and Corporate Activities

Tan Range Exploration is a gold and diamond exploration company whose activities are focused within the Lake Victoria greenstone belts in Tanzania, East Africa.

The Company's business model is predicated on the development of geologic models that support the identification of mineral properties with economic potential for its own account and/or joint venture participation. Once mineral potential is established on an exploration license, the prospect is acquired by the Company, explored further, and then offered to senior industry partners in exchange for annual rental/option fees and post-production royalty payments.

At the present time, Tan Range holds Royalty Agreements with two senior international gold producers, Barrick Gold and Ashanti Goldfields Company, both of which have producing assets in Africa. In addition, Tan Range has royalty agreements with Montreal-based Northern Mining Explorations (MDN) whose Tulawaka gold property is currently the subject of a 30/70 joint venture agreement with Pangea Goldfields, a wholly owned subsidiary of Barrick Gold.

At the end of the current reporting period, 29 licenses were subject to royalty agreements with the above-mentioned companies.

Exploration Highlights

The Company's exploration office in Tanzania recently formed a new section called the "Regional Studies Group" whose mandate is to acquire new ground based on geologically sound research. The primary objective in forming this group is to upgrade the Company's ground position in Tanzania for the expected boom in gold exploration. Three new project areas within the Lake Victoria greenstone gold belts have been chosen to date. One license in the Biharamulo North Project Area was returned to its owner during the quarter but was written off in the previous fiscal year.

Exploration activity throughout the quarter was spent undertaking a first pass BLEG soils program over the Tanzam 2000 licenses. This work was conducted on eight licenses within six project areas, namely: Geita, Ushirombo West, Biharamulo, Biharamulo North, Shinyanga and Nyanzaga North. The Shinyanga and Nyanzaga North project areas returned encouraging results that will require detailed follow up work next quarter.

Heavy mineral indicator sampling and ground magnetic follow-up was conducted during the quarter on aeromagnetic targets identified on the Tanzam 2000 properties. Work was completed on the Kanagele, Lunguya and Ushirombo project areas where 34 anomalies were ground proofed and sampled for indicator minerals. The bulk of this work program is now complete and only eight anomalies remain to be sampled in the next quarter. Results from the samplings are being used to further refine exploration methodologies.

Administrative Reorganization

A significant reorganization was undertaken at the Tanzam corporate office in Dar es Salaam during the reporting period, mostly to facilitate the heightened level of exploration activity anticipated by the Company in 2004. Virtually all of the administrative activities associated with Tanzam and Tancan Mining are now being handled by our office in Dar es Salaam where some of our most skilled and experienced personnel reside.

Two pillars of our administrative office in Dar es Salaam are Mr. Florian Ngunangwa and Mr. Joseph Kahama. Mr. Ngunangwa, Tan Range's Vice President, East Africa, helped pioneer the modernization and development of Tanzania's mining industry and his efforts have attracted major players into the country. Mr. Kahama, President of Tanzam, is responsible for all relationships with government ministries that regulate mining and exploration activities in Tanzania. His duties include negotiating land access and dealing with other important issues that directly or indirectly impact the attainment of our business objectives.

Mr. Kahama's ability to facilitate permitting and other key regulatory processes on our behalf enables the Company and its joint venture partners to effectively evaluate and develop the resource potential on the Company's holdings. In the past, this has proven to be a critical advantage over our competitors and will continue to be an advantage in the future.

Working closely with Mr. Kahama is Ms. Marlene Sinclair, who has lived in Tanzania since 1991 and is a hands-on proactive Director of our Tanzanian subsidiary company. She is assisted by Tan Range Director, Dr. William M. Harvey. Together, they share responsibility for the social service programs implemented by the Company for the benefit of stakeholders impacted by our activities.

They will report directly to the Board of Directors about these important activities and provide assurances that the programs are being carried out in accordance with company policy and in a manner that will not compromise the social capital we have built up in Tanzania over the past decade.

Ms. Sinclair, who has personally financed and administered at least 18 significant social service programs in Tanzania, continues to define areas in which Tan Range can help serve the needs of its indigenous Tanzanian stakeholders.

A recent addition to our office in Dar es Salaam is Mr. Philip Sango, a geologist whose mandate includes the handling of licensing issues. Among the core administrative issues they deal with is the maintenance of our computerized database system which allows for the tracking of exploration licenses and the work and regulatory commitments associated with them.

The consolidation of all administrative activities in Dar es Salaam is designed to remove that burden from our exploration office in Mwanza. As a result, the Company's exploration staff will now be able to dedicate virtually 100% of their time to the advancement of our exploration licenses at this critical juncture in our history.

Going forward, we intend to continue our longstanding policy of contributing to the social and economic wellbeing of areas in which we operate. In the past, this has included the development of potable water sources for local villages, employing equipment used in our drilling programs. We remain highly sensitive to the environment in which we operate and of course to the social and economic consequences of our activities.

The Company believes that its long history in Tanzania, coupled with its quality exploration assets and highly skilled administrative and technical staff, sets it apart from other companies whether they are majors or juniors.

Management fully acknowledges that to accomplish the Company's goal of building a unique and major mining exploration concern in Tanzania, it must be scrupulous in its activities not just at the corporate level but in the pursuit of its primary objective of finding economic concentrations of mineral commodities.

Tan Range is dedicated to ethical business principles and respects and abides by the laws and regulations of its host country, Tanzania. In doing so, the Company places a special emphasis on conducting its affairs with total transparency.

Results of Operations

The Company reported a net loss of $523,499 or $0.01 per share for the period ending November 23, 2003 versus a net loss of $483,456 or $0.01 per share in the same quarter the previous year. The increase in net loss in the year-to-year comparison is $40,043.

Share subscriptions by the Company's chairman, James E. Sinclair, along with receipts from the exercise of stock options, generated $526,300 in cash during the quarter compared to $1,824,765 in the same period a year earlier. The Company's cash position at the end of the quarter was $1,169,811, a reduction of $380,261 from the previous year.

Among the largest expense categories this quarter was $228,289 for new property investigations which is part of a strategy to augment our existing land position in the Lake Victoria greenstone belt. Another $161,344 was expended on existing properties, boosting total exploration expenditures to $389,633 for the quarter.

Salaries and benefits aggregating $105,102 represented a drop of $42,594 from last year and reflected administrative staff reductions in North America, while consulting and management fees came in marginally lower at $44,873. A total of $119,347 was allocated for the payment of outstanding invoices at year end, $12,229 towards the purchase of computers and printers, while $39,645 of expense was mostly related to foreign exchange losses associated with the weaker US dollar.

Liquidity and Capital Resources

On February 4, 2003, the Company's Chairman and CEO, James Sinclair, announced his commitment to purchase common shares of the Company over a two-year period, representing an aggregate value of between $1,500,000 and $3,000,000.

As at the end of the quarter, Mr. Sinclair's share purchases and subscriptions provided $1,200,000 to the Company.

Outlook

The Company intends to focus its exploration activities within the Lake Victoria greenstone belts of Tanzania. Plans are currently being formulated to evaluate a number of gold and diamond exploration targets in the coming months which will likely include a substantial drilling component. With realistic expectations of higher gold prices in the coming year, the Company's assets in this world class greenstone belt are expected to attract increased attention from major mining companies.

Risk Factors

The Company is subject to a number of extraneous risk factors over which it has no control. These factors are common to most exploration companies and include, among others: project ownership and exploration risk, depressed equity markets and related financing risk, commodity price risk, fluctuating exchange rates, and sovereign risk.

This discussion and analysis is best read in conjunction with the Consolidated Financial Statements and related notes and with Executive Commentary in the Annual Report.

12(g)3-2(b) File #82-3446

TAN RANGE EXPLORATION CORPORATION

NOTICE OF

ANNUAL GENERAL MEETING

OF

TAN RANGE EXPLORATION CORPORATION

To be held at
Le Royal Meridien King Edward Hotel
Windsor Ballroom
37 King Street East
Toronto, Ontario
Canada M5C 1E9
at 10:00 a.m. (Toronto time)
on February 16, 2004

TAN RANGE EXPLORATION CORPORATION
Suite 1730-355 Burrard Street
Vancouver, B.C. V6C 2G8

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual general meeting (the "Meeting") of the shareholders of Tan Range Exploration Corporation (the "Corporation") **will be held at Le Royal Meridien King Edward Hotel, Windsor Ballroom, 37 King Street East, Toronto, Ontario, Canada M5C 1E9 on February 16, 2004 at the hour of 10:00 a.m., Toronto time,** for the following purposes:

1. To receive and consider the Chairman's Report and President's Report to the Shareholders and the consolidated financial statements of the Corporation together with the auditor's report thereon for the financial year ended August 31, 2003.

2. To appoint the auditor for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditor.

3. To elect directors for the ensuing year.

4. To transact such further or other business as may properly come before the Meeting and any adjournments thereof.

The accompanying information circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this notice.

Registered holders of Common Shares of record at the close of business on January 5, 2004 are entitled to notice of the Meeting and to vote thereat or at any adjournment(s) thereof.

If you are unable to attend the Meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose. To be used at the Meeting, completed proxies must be received by Computershare Trust Company of Canada, the Corporation's Registrar and Transfer Agent, by mail or fax, prior to 7:00 am (Vancouver time) on February 13, 2003. The mailing address and facsimile number of Computershare Trust Company of Canada are set out in the form of proxy accompanying this notice.

DATED this 5th day of January, 2004.

By Order of the Board

"Victoria Luis"
Victoria Luis
Chief Financial Officer and Corporate Secretary

TAN RANGE EXPLORATION CORPORATION
Suite 1730-355 Burrard Street
Vancouver, B.C. V6C 2G8

INFORMATION CIRCULAR

(As at January 5, 2004 except as indicated)

GENERAL PROXY INFORMATION

This Information Circular is furnished in connection with the solicitation of proxies by the management of Tan Range Exploration Corporation (the "Corporation") for use at the annual general meeting (the "Meeting") of the Corporation to be held on February 16, 2004 and at any adjournment(s) thereof. The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by senior officers and employees of the Corporation. Brokers, nominees or other persons holding shares in their names for others shall be reimbursed for their reasonable charges and expenses of forwarding proxies and proxy material to the beneficial owner of such shares. The cost of solicitation will be borne by the Corporation.

REVOCABILITY OF PROXY

The persons named as proxy holders in the enclosed form of proxy are directors or senior officers of the Corporation.

Any shareholder returning the enclosed form of proxy may revoke the same at any time prior to its exercise. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by a shareholder or by his attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited at the head office of the Corporation, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment(s) thereof, or with the chairman of the Meeting on the day of the Meeting.

VOTING AND PROXIES

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR HIM AND ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE ACCOMPANYING FORM OF PROXY. TO EXERCISE THIS RIGHT THE SHAREHOLDER MAY INSERT THE NAME OF THE DESIRED PERSON IN THE BLANK SPACE PROVIDED IN THE

PROXY AND STRIKE OUT THE OTHER NAMES OR MAY SUBMIT ANOTHER PROXY.

A PROXY IN FAVOUR OF THE MATTERS DESCRIBED IN THE PROXY WILL CONFER DISCRETIONARY AUTHORITY ON THE PERSONS APPOINTED WITH RESPECT TO AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING OR OTHER BUSINESS WHICH MAY PROPERLY COME BEFORE THE MEETING.

Management is not aware of any such other business to be presented for action at the Meeting.

Non-registered Shareholders

Only registered shareholders of the Corporation or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, shares beneficially owned by a person (a "Non-Registered Holder") are registered either: (i) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Policy Statement No. 41 of the Canadian Securities Administrators, the Corporation will have distributed copies of the Notice of Meeting, this Circular and the form of proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders, unless a Non- Registered Holder has waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Intermediaries will provide Non-Registered Holders who have not waived the right to receive Meeting Materials with either:

(a) a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) but which is otherwise uncompleted; or

(b) a form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow.

In either case, the purpose of these procedures is to permit Non-Registered Holders to direct the voting of the shares they beneficially own. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary with respect to the procedures to be followed, including those regarding when and where the proxy or proxy authorization form is to be delivered.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation is authorized to issue an unlimited number of Common Shares (the "Common Shares" or "shares"), of which 81,059,145 Common Shares are issued and outstanding. Each

Common Share carries with it one vote. The holders of Common Shares of record at the close of business on January 5, 2004 (the "Record Date") will be entitled to receive notice of and vote at the Meeting, except to the extent that:

(i) a shareholder has transferred the ownership of any shares after January 5, 2004, and

(ii) the transferee of those shares produces properly endorsed share certificates, or otherwise establishes that the transferee owns the shares and demands, not later than 10 days before the Meeting, that the transferee's name be included in the list of shareholders entitled to vote at the Meeting, in which case the transferee shall be entitled to vote such shares at the Meeting.

To the knowledge of the directors and executive officers of the Corporation, there are no persons who beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Corporation.

ANNUAL MEETING BUSINESS

Financial Statements and Auditor's Report

Audited financial statements for the fiscal year ended August 31, 2003 and the report of the auditors thereon are enclosed with this Information Circular. The presentation of the audited financial statements to the shareholders at the Meeting will not constitute a request for approval or disapproval.

The Corporation is required by law to have an Audit Committee which reviews the financial statements prior to their approval by the Board of Directors. The present members of the committee are Ms. Rosalind Morrow and Messrs. Ulrich Rath and William Harvey.

Election of Directors

The number of directors proposed for nomination is fixed at seven. The seven persons described below have been nominated and will be proposed at the Meeting for election as directors of the Corporation to serve until the next annual meeting of shareholders of the Corporation or until their successors are elected or appointed. It is the intention of the persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, to vote such proxies **FOR** the election of the nominees specified below as directors of the Corporation.

If, prior to the Meeting, any vacancies occur in the slate of proposed nominees herein submitted, the persons named in the enclosed form of proxy intend to vote **FOR** the election of any substitute nominee or nominees recommended by the management of the Corporation and

for the remaining proposed nominees. Management has been informed that each of the proposed nominees listed below is willing to serve as director if elected.

The names, municipalities of residence, principal occupations and respective interests of such nominees in securities of the Corporation set forth in the following table were furnished by the individual nominees:

Name, Municipality of Residence and Position	Principal occupation or employment and, if not a previously elected director, occupation during the past 5 years	Previous service as a Director	Number of common shares beneficially owned or directly or indirectly controlled(1)
Marek J. Kreczmer West Vancouver, British Columbia, Director	President, Tan Range Exploration Corporation 1991 - December 2003	Since July 24, 1991	560,887
James E. Sinclair Sharon, Connecticut Director, Chairman and Chief Executive Officer	Chairman and CEO, Tan Range Exploration Corporation; Chairman and CEO, Tanzania American Development Corporation 2000 Limited	Since April 30, 2002	751,667
Victoria Luis Kent, Connecticut Director, Chief Financial Officer and Corporate Secretary	CFO, Tan Range Exploration Corporation; CFO, Tanzania American Development Corporation 2000 Limited, Process Improvement Manager, General Electric Capital	Since April 30, 2002	200,000
Anton Esterhuizen Johannesburg, South Africa, Director	Managing Director, Pangea Exploration (Pty)	Since January 2001	150,000
William Harvey(2) Sharon, Connecticut Director	Psychologist	Since April 30, 2002	350,000
Rosalind Morrow(2) Willowdale, Ontario Director	Partner, Borden Ladner Gervais LLP	Since October 20, 2003	404,100
Ulrich Rath(2) Toronto, Ontario Director	Former President & CEO, Chimera Gold Corp.; Former President & CEO Compania Minera Milpo S.A.A.	Since October 7, 2003	Nil

(1) Shares beneficially owned, directly or indirectly, or over which control or direction is exercised as at January 5, 2004 is based on information furnished to the Corporation by the individual nominees. Unless otherwise indicated, such shares are held directly.

(2) Member of Audit Committee.

AUDITORS

The Corporation recommends the appointment of KPMG LLP, Chartered Accountants, of Vancouver, British Columbia as auditors of the Corporation to hold office until the next annual meeting. KPMG LLP are the current auditors of the Corporation and were first appointed auditors on October 30, 2002.

OTHER REQUIRED DISCLOSURE

EXECUTIVE COMPENSATION

The Corporation has 2 executive officers and one former executive officer. Particulars of executive compensation are set out below.

(a) Cash

During the financial year ended August 31, 2003, the aggregate cash compensation paid or payable to the executive officers of the Corporation by the Corporation and its subsidiaries for services rendered was $394,362.00 .

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Fiscal Year	Salary ($)	Other Annual Compensation ($)	Bonus ($)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units	LTIP Payouts	All Other Compensation ($)
James E. Sinclair, Chief Executive Officer	2003	$105,968	Nil	Nil	Nil	Nil	Nil	Nil
	2002	$ 46,406	Nil	Nil	Nil	Nil	Nil	Nil
	2001	N/A	N/A	N/A	N/A	N/A	N/A	N/A
M. Kreczmer[3], Former President	2003	$161,483	Nil	$29,700	Nil	Nil	$2,500	Nil
	2002	$161,079	Nil	Nil	250,000	Nil	Nil	Nil
	2001	$149,484[1]	Nil	$53,900[2]	160,000	Nil	Nil	Nil
Victoria Luis Secretary & Chief Financial Officer	2003	$61,886	Nil	$5,625	Nil	Nil	Nil	Nil
	2002	N/A	N/A	N/A	75,000	N/A	N/A	N/A
	2001	N/A	N/A	N/A	N/A	N/A	N/A	N/A

(1) including amounts paid in Common Shares (but not including stock options).

(2) paid with approval of the Board of Directors in recognition of service and prior reductions in compensation.

(3) Mr. Kreczmer resigned as President effective December 31, 2003.

(b) Plans

(i) The Corporation has a Long Term Incentive Plan ("LTIP") pursuant to which cash compensation was paid or distributed to executive officers during the most recently completed financial year or is proposed to be paid or distributed in a subsequent year. By an agreement dated May 1, 2003, the Company appointed Olympia Trust Company of Calgary, Alberta, as trustee (the "Trustee") to manage and administer an employee share ownership plan ("ESOP"). Under the ESOP, eligible employees, directors, and consultants can elect to contribute up to 30% of their salary or compensation on a monthly basis for investment by the Trustee in shares of the Company. The Company will contribute funds equal to 100% of the employee's contribution up to an amount equal to 5% or less of the employee's salary. The Company will contribute funds equal to 50% of the employee's contribution for the next 6% to 30% inclusive of the employee's salary. All share purchases are at market prices at the time of purchase, through the facilities of the Toronto Stock Exchange using registered representatives.

(ii) The Corporation has a Stock Option Plan which is administered by the Board of Directors and options are granted at their discretion. The number of shares reserved, set aside and available for issue under the Plan shall not exceed 8,144,132 or such greater number of Shares as may be determined by the Board and approval, if required, by the shareholders of the Corporation and by any relevant stock exchange or other regulatory authority. Options must expire no later than five years from the date such options are granted. As of April 3, 2003, the Board Resolved that the Company will not grant any further options under the Plan and upon exercise or expiration of all stock options currently outstanding the Plan will be terminated, subject to further resolutions of the Board.

During the Corporation's most recently completed financial year, no options to purchase Common Shares were granted to executive officers.

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name	Securities Under Options/SARs Granted (#)	% of Total Options/ SARs Granted to Employees in Financial Year	Exercise of Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
N/A	Nil	Nil	Nil	Nil	N/A

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized ($) (c)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable (d)	Value of Unexercised in-the-Money Options/SARs at FY-End ($) Exercisable/ Unexercisable (e)
James E. Sinclair, CEO	N/A	N/A	N/A	N/A
Marek Kreczmer, Former President	405,000	$265,900	630,000	$822,100
Victoria Luis, CFO	Nil	N/A	75,000	$84,750

(c) Other

Except as set out herein under "Cash", there was no other compensation paid by the Corporation to executive officers during the most recently completed financial year, including personal benefits and securities or property paid or distributed other than pursuant to a formal plan, which compensation is not offered on the same terms to all full time employees other than those covered by a collective agreement.

(d) Compensation of Directors

Compensation is payable to the directors of the Corporation in their capacity as directors in the amount of $10,000 per annum. In addition, Directors serving on a specific Committee will be paid additional compensation in the amount of $2,500 per annum. Payments will be made quarterly and reviewed annually. At the end of the Corporation's most recently completed financial year the number of Common Shares purchasable under outstanding options granted to directors, other than executive officers, was as follows:

Number of Shares	Exercise Price
75,000	$0.79

(e) Employment Agreements

Pursuant to an Employment Agreement dated and effective from January 1, 2003 between the Company and Marek J. Kreczmer, Mr. Kreczmer has agreed to act as President and a Director of the Company and provide management and administrative services to the Company in consideration of an annual salary of $161,500, plus employee benefits, payable in equal

monthly instalments and reviewable by the Company's directors on a yearly basis. The Company has also agreed to pay Mr. Kreczmer bonuses based on the completion of the sale or other disposition, as approved by the Board, of certain prospecting licenses, as well as a bonus of $50,000 on completion of a positive feasibility study in respect of any of the Company's prospecting licenses, and a further $100,000 upon commencement of commercial production from any of the Company's prospecting licenses. Upon termination:

(a) with cause - Mr. Kreczmer is entitle to receive payment of any unpaid and accumulated salary, bonuses or other amounts owing;

(b) without cause - Mr. Kreczmer is entitled to receive (i) payment of a lump sum amount equal to two years salary, (ii) the amount of any unpaid and accumulated salary, bonuses or other amounts due and owing as of the effective date of termination, and (iii) the payment of all additional bonuses or other amounts that would, but for the termination, otherwise have become due and owing during the period of two years subsequent to the effective date of such termination;

(c) within two years of a change of control - Mr. Kreczmer is entitled to receive (i) a lump sum payment equal to two years salary, (ii) a lump sum payment for all unpaid and accumulated salary, bonuses or other amounts due and owing to the effective date of the involuntary termination, (iii) continuation of benefit payments and participation in all benefit programs and plans for a period of two years from the effective date of the involuntary termination, and (iv) all additional bonuses or other amounts that would, but for the involuntary termination, otherwise have become due and owing during the period of two years subsequent to the effective date of such involuntary termination.

Mr. Kreczmer resigned as President effective December 31, 2003.

There are no other service or employment contracts with directors or officers of the Company.

Performance Graph

The following chart compares the total cumulative shareholder return for Cdn$100 invested in Tan Range Exploration Common Shares on August 30, 1999 with the cumulative total return of The Toronto Stock Exchange Composite Index for the five most recently completed financial years (assuming reinvestment of dividends).

The total cumulative shareholder return for Cdn$100 invested in Tan Range was Cdn$480.00 as compared with Cdn$101.50 for the TSE Composite index.


Cumulative Value of $100 CND Imvestment
600
500
400
300
200
100
0
1999
2000
2001
2002
2003
Tan Range
TSX Comp

Statement of Corporate Governance Practices

The Corporation's board of directors and senior management consider good corporate governance to be central to the effective and efficient operation of the Corporation. The board has confirmed the strategic objective of the Corporation of seeking out and exploring gold deposits with the intention of partnering with an exploration corporation to generate a royalty interest in a deposit that results in production. Tan Range intends to become a financial company that acts as a proxy for gold having generated its income from the exploration projects that are developed by others producing royalties from the property inventory.

The fundamental responsibility of the Board of Directors is to appoint a competent executive team and to oversee the management of the business, with a view to maximizing shareholder value and ensuring corporate conduct in an ethical and legal manner via an appropriate system of corporate governance and internal control.

To assist the Board in the implementation of key policies, it delegates some of its responsibilities to committees. The Board has an Audit Committee, composed entirely of outside and unrelated directors, a Compensation Committee composed entirely of outside and unrelated directors and a Technical Committee composed of two unrelated and outside directors, one related director and one unrelated person.

The Corporation has a Chairman of the Board of Directors who is an inside director. The fundamental responsibilities of the Chairman of the Board are to ensure that the responsibilities

of the Board are well understood by both the Board and management, the boundaries between the Board and management are clearly understood and respected, and that the Board carries out its responsibilities effectively.

Following is additional information on the Corporation's corporate governance practices which summarizes the corporate governance guidelines (the "Guidelines") of the Toronto Stock Exchange, and the Corporation's alignment with them.

The Toronto Stock Exchange (the "TSX") requires every listed company incorporated in Canada to disclose on an annual basis its approach to corporate governance in a "Statement of Corporate Governance Practices". Section 473 of the TSX Corporation Manual (the "Manual") requires that this statement constitute a complete description of a company's system of corporate governance, with specific reference to each of the fourteen principal guidelines set out in section 474 of the Manual. In turn, section 475 of the Manual requires that this disclosure be complete. Accordingly, where a company's system differs from those guidelines, or to the extent that the guidelines do not apply to a company's system, the statement must explain any difference or inapplicability.

The following report by the Board of Directors describes the corporate governance practices of the Corporation as compared to the TSX's Guidelines on Corporate Governance.

TSX Guidelines	**Does the Corporation Align?**	**The Corporation's Practice**
(1) The board of directors of every corporation should explicitly assume responsibility for the stewardship of the corporation and, as part of the overall stewardship responsibility, should assume responsibility for the following matters;	Yes	The board of directors (the "Board") has the responsibility to manage or supervise the management of the business and affairs of the Corporation. The Board selects and appoints the Corporation's President and CEO and, through them, other officers and senior management to whom the Board delegates certain of its power of management. The Board approves strategy, sets targets, performance standards and policies to guide them; monitors and advises management; sets their compensation and, if necessary, replaces them. To assist the Board in the implementation of key policies, it delegates some of its responsibility to committees. The Board reviews and approves the structure, mandate and composition of its committees. It also receives and reviews periodic reports of the activities and findings of those committees.
(a) adoption of a strategic planning process;	Yes	The mandate of the board is to supervise the management of the business and affairs of the Corporation. In addition, the board is charged with taking an early, active and direct role in considering such matters as acquisitions of properties,

		divestitures of properties, financing and public relations. Management is responsible for the day-to-day operations of the Corporation. The President is expected to submit to the board a statement of corporate direction, with a budget supporting plans for implementation on a regular basis. This plan is reviewed by the board. In addition, the board monitors management's success in implementing and adhering to approved objectives, budgets and strategies.
(b) the identification of the principal risks of the Corporation's business and ensuring the implementation of appropriate systems to manage these risks;	Yes	Exploration for and production of gold is inherently unpredictable. Future gold prices, the success of exploration programs and production plans, and other property transactions can have a significant impact on capital requirements. The directors have identified the principal risks of the Corporation to be, first, the price of gold in the international markets and the affect that price has on the ability of the Corporation to raise the financing required to carry out its exploration activities and production plans, second, the success of the Corporation's exploration activities and third, the ability of the Corporation to find royalty option partners for the development of properties deemed appropriate. The board has assigned the responsibility for monitoring these risks to the senior officers of the Corporation. The directors review all activities of the senior officers at regular meetings of the board.
(c) succession planning, including appointing, training and monitoring senior management;	Yes	The board makes all senior officer appointments and monitors their performance. Responsibility for succession planning and management development has been lodged with the board as a whole.
(d) a communications policy for the Corporation; and	Yes	The board reviews and approves, by resolution, communications including annual financial statements, annual reports, management's discussion and analysis of operating results and financial condition, quarterly results and management's comments thereon, annual information forms, proxy solicitation materials and press releases relating to material changes. The board has adopted a communications policy which requires the Corporation to disseminate the material results of its ongoing business and exploration activities and financial operations within 24 (business) hours

		whenever possible. In an effort to facilitate shareholder communication, the Corporation maintains a website at www.tanrange.com where shareholders are invited to correspond with the company and are invited to join the email list which will also enable them to immediately receive news releases and other current information. Additionally, Chairman's website, www.jsmineset.com, is updated daily with comments and articles written by the Chairman.
(e) the integrity of the corporation's internal control and management information systems.	Yes	Board approval is required for any management decisions which may have a significant impact on the Corporation including material acquisitions and dispositions, capital budgets, debt and equity financings, changes to compensation programs and property acquisitions and divestitures. Due to the small size of the board, the directors have determined that it would be appropriate for most of these issues to be considered by the board as a whole rather than by committee. However, an Audit Committee has been formed to review the Corporation's financial reporting and to monitor the Corporation's internal controls and financial information systems.
(2) The board of directors of every corporation should be constituted with a majority of individuals who qualify as unrelated directors. An unrelated director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding. A related director is a director who is not an unrelated director. If the corporation has a significant shareholder, in addition to a	Yes	The Board of directors of the Corporation consists of seven individuals, of which four are unrelated. The Corporation does not have a significant shareholder.

majority of unrelated directors, the board should include a number of directors who do not have interests in or relationships with either the corporation or the significant shareholder and which fairly reflects the investment in the corporation by shareholders other than the significant shareholder. A significant shareholder is a shareholder with the ability to exercise a majority of the votes for the election of the board of directors.		
(3) The application of the definition of "unrelated director" to the circumstances of each individual director should be the responsibility of the board which will be required to disclose on an annual basis whether the board has a majority of unrelated directors or, in the case of a corporation with a significant shareholder, whether the board is constituted with the appropriate number of directors which are not related to either the corporation or the significant shareholder. Management directors are related directors. The board will also be required to disclose on an annual basis the analysis of the application of the principles supporting this conclusion.	Yes	As indicated above, four current and proposed directors are considered by the Board to be unrelated directors. In making that determination, the Board has considered all business or other relationships which each director has with the Corporation and, with respect to the directors the Board has determined to be unrelated, has concluded that such business or other relationships, where they exist, could not reasonably be perceived to materially interfere with each director's ability to act in the best interest of the Corporation.
(4) The board of directors of corporation should appoint a committee of directors composed exclusively of	No	The board considers its size each year when it passes a resolution determining the number of directors to be appointed at each annual meeting of shareholders. In determining its appropriate size,

outside, i.e., non management, directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full board new nominees to the board and for assessing directors on an ongoing basis.		the board considers such matters as what the best number is to properly administer the affairs of the Corporation while maintaining diversity of views and experience. The board has considered its present size and has determined that at this time seven directors are appropriate to carry out the duties of the board given the Corporation's current position. In addition, the board considers its effectiveness as a whole and the contribution of individual members on a continuous basis.
(5) Every board of directors should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of individual directors.	No	The board as a whole is responsible for the Corporation's approach to corporate governance issues. Mr. Sinclair, as Chairman and Chief Executive Officer of the Corporation, acts as chairman of the board. The board considers this to be an appropriate role for Mr. Sinclair. The board has functioned, and is of the opinion that it can continue to function, independently as required. When necessary or desirable, the board will establish committees composed of members who are considered to be independent with respect to the issue to be determined. The board as a whole determines nominations to the board. Nominations are generally the result of recruitment efforts by each of the members of the board and informal and formal discussions with other board members.
(6) Every corporation, as an integral element of the process for appointing new directors, should provide an orientation and education program for new recruits to the board.	Yes	New directors receive copies of board material and all material regarding the Corporation (including recent annual reports, annual information forms, proxy solicitation materials and various other operating and budget reports). New directors are also encouraged to visit and meet with management on a regular basis.
(7) Every board of directors shall examine its size and, with a view to determining the impact of the number upon effectiveness, undertake where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision making.	Yes	The Board, with the Chairman of the Board, monitors the size of the Board to ensure effective decision-making. The directors have proposed seven nominees for the position of director in the upcoming year.

(8) The board of directors should review the adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risk involved in being an effective director.	Yes	The adequacy and form of director compensation is reviewed on an annual basis by the Board.
(9) Committees of the board of directors should generally be composed of outside directors, a majority of whom are unrelated directors, although some board committees, such as the executive committee, may include one or more inside directors.	Yes	The board has appointed three committees, an Audit Committee, a Compensation Committee and a Technical Committee. The Audit Committee is composed entirely of outside and unrelated directors, the Compensation Committee is composed of outside and unrelated directors and the Technical Committee is composed of two unrelated and outside directors, one related director and one unrelated person.
(10) Every board of directors should expressly assume responsibility for, or assign to a committee of directors the general responsibility for, developing the corporation's approach to governance issues. This committee would, amongst other things, be responsible for the corporation's response to these governance guidelines.	Yes	The Board assumes responsibility for the Corporation's approach to all matters of corporate governance, including the Corporation's response to the TSX Guidelines.
(11) The board of directors, together with the CEO, should develop position descriptions for the board and for the CEO, involving the definition of the limits to management's responsibilities. In addition, the board should approve or develop the corporate objectives which the CEO is responsible for meeting.	Yes	While management is responsible for the day-to-day operations of the Corporation's business, the board serves in a supervisory capacity and is responsible for reviewing and approving corporate objectives and monitoring management's progress in achieving approved corporate objectives. The CEO's position description is reviewed by the Board on an on-going basis. Annual objectives for the Corporation and the CEO are developed jointly by the Board and the CEO. The attainment of these objectives is reviewed by all directors. Management is required to seek the Board's

		approval for any major transaction. The Board would be required to give prior approval to any action that would lead to a material change in the nature of the business and affairs of the Corporation.
(12) Every board of directors should have in place appropriate structures and procedures to ensure that the board can function independently of management. An appropriate structure would be to (i) appoint a chair of the board who is not a member of management with responsibility to ensure the board discharges its responsibilities or (ii) adopt alternate means such as assigning this responsibility to a committee of the board or to a director, sometimes referred to as the "lead director". Appropriate procedures may involve the board meeting on a regular basis.	No	The Board has appointed James Sinclair, a member of management, as its Chairman. One of his principal responsibilities is to oversee the Board processes so that it operates efficiently and effectively in carrying out its duties and to act as a liaison between the Board and management. The Board believes that, in light of the Corporation's size and stage of development, and Mr. Sinclair's background with the Corporation, it is appropriate for Mr. Sinclair to act as Chairman of the Board notwithstanding that he is a member of management.
(13) The audit committee of every board of directors should be composed only of outside directors. The roles and responsibilities of the audit committee should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties. The audit committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The audit committee duties should include oversight responsibility for management reporting on	Yes	The Audit Committee is comprised three outside and unrelated directors. The Audit Committee reviews and recommends to the board for approval the annual financial statements and the annual report of the Corporation. The quarterly financial statements of the Corporation are reviewed by the Audit Committee and the board. In addition, the Audit Committee is charged with the responsibility of monitoring the integrity of the Corporation's internal controls and management information systems. For the purposes of performing these duties, the members of the Audit Committee have the right, at all times, to inspect all of the books and financial records of the Corporation and to discuss with management and the auditors of the Corporation any accounts, records and matters relating to the financial statements of the Corporation.

internal control. While it is management's responsibility to design and implement an effective system of internal control, it is the responsibility of the audit committee to ensure that management has done so.		
(14) The board of directors should implement a system which enables an individual director to engage an outside advisor at the expense of the corporation in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the board.	Yes	Individual directors may engage outside advisors at the Corporation's expense and with the authorization of the board in order to provide advice to the director for the purpose of assisting the director in performing his duties as a director of the Corporation.

INDEBTEDNESS TO CORPORATION OF DIRECTORS AND OFFICERS

None of the directors or executive officers of the Corporation or proposed nominees for election as a director, or their associates or affiliates have been indebted to the Corporation.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

No insider or nominee for election as a director and no associate or affiliate of any insider or nominee has or has had any material interest, direct or indirect, in any transaction since the commencement of the Corporation's last completed financial year, or in any proposed transaction, which in either such case has materially affected or will materially affect the Corporation.

MANAGEMENT CONTRACTS

There are no management functions of the Corporation which are to any substantial degree performed by a person other than the directors or executive officers of the Corporation.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no director or executive officer of the Corporation, nor any associate or affiliate of the foregoing persons has any substantial interest direct or indirect, by way of beneficial ownership or otherwise in matters to be acted upon at the Meeting.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Management of the Corporation is not aware of any other matter to come before the Meeting other than as set forth in the notice of meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgement on such matter.

APPROVAL AND CERTIFICATION

The Board of Directors of the Corporation has approved the content and distribution of this Management Information Circular.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED this 5th day of January, 2004.

BY ORDER OF THE BOARD

"James E. Sinclair"
James E. Sinclair
Chairman and Chief Executive Officer

"Victoria M. Luis"
Victoria M. Luis
Chief Financial Officer and Corporate Secretary